FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 25, 2017

INTENTION TO MAKE A
NORMAL COURSE ISSUER BID FOR SUBORDINATE VOTING SHARES AND PREFERRED SHARES

Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH)(TSX: FFH.U) announces that the Toronto Stock Exchange (the "TSX") has accepted a notice filed by Fairfax of its intention to commence a Normal Course Issuer Bid through the facilities of the TSX (or other alternative Canadian trading systems) for its Subordinate Voting Shares and the following series of its Preferred Shares: Cumulative 5-Year Rate Reset Preferred Shares, Series C ("Series C Shares"), Cumulative Floating Rate Preferred Shares, Series D ("Series D Shares"), Cumulative 5-Year Rate Reset Preferred Shares, Series E ("Series E Shares"), Cumulative Floating Rate Preferred Shares, Series F ("Series F Shares"), Cumulative 5-Year Rate Reset Preferred Shares, Series G ("Series G Shares"), Cumulative Floating Rate Preferred Shares, Series H ("Series H Shares"), Cumulative 5-Year Rate Reset Preferred Shares, Series I ("Series I Shares"), Cumulative Floating Rate Preferred Shares, Series J ("Series J Shares"), Cumulative 5-Year Rate Reset Preferred Shares, Series K ("Series K Shares") and Cumulative 5-Year Rate Reset Preferred Shares, Series M ("Series M Shares" and, together with the Series C Shares, Series D Shares, Series E Shares, Series F Shares, Series G Shares, Series H Shares, Series I Shares, Series J Shares and Series K Shares, the "Preferred Shares").  Purchases will be made in accordance with the rules and policies of the TSX and Subordinate Voting Shares and Preferred Shares purchased will be cancelled.
As stated in the notice, Fairfax's board of directors has approved the purchase on the TSX, during the period commencing September 28, 2017 and ending September 27, 2018, of Subordinate Voting Shares and Preferred Shares up to the following limits:

		Limit on Purchases
	Securities Outstanding[1]	Total Limit[2]	Daily Limit[3]
Subordinate Voting Shares	28,080,101	2,672,504	15,318
Series C Shares	6,016,384	601,538	1,431
Series D Shares	3,983,616	344,111	1,000
Series E Shares	3,967,134	396,713	1,000
Series F Shares	3,572,044	357,204	1,000
Series G Shares	7,432,952	743,295	1,805
Series H Shares	2,567,048	256,704	1,000
Series I Shares	10,465,553	1,046,555	1,846
Series J Shares	1,534,447	153,444	1,000
Series K Shares	9,500,000	950,000	2,360
Series M Shares	9,200,000	920,000	1,844
_______
Notes:
1.	As of September 7, 2017.
2.	Represents approximately 10% of the public float in respect of the Subordinate Voting Shares and 10% of the public float in respect of each series of Preferred Shares.
3.
Represents the maximum number of shares of that class or series that may be purchased over the TSX (or alternative Canadian trading systems) during the course of one trading day.  This amount is equal to the greater of (i) 25% of the average daily trading volume on the TSX calculated in accordance with the rules of the TSX, and (ii) 1,000 shares. This limitation does not apply to purchases made pursuant to block purchase exemptions.

From time to time, when Fairfax does not possess material nonpublic information about itself or its securities, it may, in accordance with the requirements of applicable securities laws and the TSX, enter into a pre-defined plan with its broker to allow for the purchase of its Subordinate Voting Shares or Preferred Shares, as the case may be, under the bid at times when it ordinarily would not be active in the market due to its own internal trading blackout periods.

Fairfax is making this Normal Course Issuer Bid because it believes that in appropriate circumstances its Subordinate Voting Shares and Preferred Shares represent an attractive investment opportunity and that, with respect to the Subordinate Voting Shares, purchases under the bid will enhance the value of the Subordinate Voting Shares held by the remaining shareholders.

Pursuant to its existing normal course issuer bid, Fairfax sought and received approval from the TSX to purchase up to 800,000 Subordinate Voting Shares, 601,538 Series C Shares, 356,601 Series D Shares, 396,896 Series E Shares, 357,204 Series F Shares, 743,295 Series G Shares, 256,704 Series H Shares, 1,046,555 Series I Shares, 153,444 Series J Shares, 950,000 Series K Shares and 920,000 Series M Shares.  Under its existing normal course issuer bid, Fairfax has purchased 335,112 of its Subordinate Voting Shares, which included Subordinate Voting Shares reserved for share-based payment awards, through open market purchases on the TSX during the last twelve months at a weighted average price per share of Cdn.$621.65.  Fairfax has not purchased any Preferred Shares under its existing normal course issuer bid.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941